United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2014

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2014

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “₹,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2014 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹61.61 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifycorp.com, is not part of our Annual Report for the year ended March 31,2014 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2014, filed with the Securities and Exchange Commission (the “SEC”) on July 18, 2014.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;
•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2014
		September 30, 2014 ₹	March 31, 2014 * ₹	Convenience translation into US$

ASSETS
Property, plant and equipment	4	6,077,817	5,603,130	98,644
Intangible assets	5	581,858	559,436	9,444
Lease prepayments	7	828,451	835,635	13,446
Other assets		763,842	603,940	12,397
Other investments		1,710	1,710	28
Total non-current assets		8,253,678	7,603,851	133,959

Inventories		256,334	200,829	4,160
Trade and other receivables, net	8	5,912,704	4,875,533	95,964
Prepayments for current assets		180,386	164,023	2,928
Restricted cash	6	213,285	210,223	3,462
Cash and cash equivalents	6	1,291,322	1,059,904	20,958
Total current assets		7,854,031	6,510,512	127,472
Total assets		16,107,709	14,114,363	261,431

EQUITY AND LIABILITIES
Equity
Share capital		1,423,125	1,423,125	23,098
Share premium		18,474,481	18,474,481	299,845
Share based payment reserve		224,027	224,196	3,636
Other components of equity		46,349	54,070	752
Accumulated deficit		(13,176,732)	(13,220,219)	(213,861)
Equity attributable to equity holders of the Company		6,991,250	6,955,653	113,470

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2014
		September 30, 2014 ₹	March 31, 2014* ₹	Convenience translation into US$

Liabilities
Finance lease obligations, other than current instalments		857,596	701,164	13,919
Borrowings		754,537	586,558	12,246
Employee benefits	9	54,294	38,635	881
Other liabilities		502,483	432,051	8,155
Total non-current liabilities		2,168,910	1,758,408	35,201

Finance lease obligations current instalments		507,466	352,688	8,236
Borrowings		1,261,066	846,511	20,467
Bank overdraft		582,323	637,347	9,451
Trade and other payables		3,732,560	2,895,978	60,581
Deferred income		864,134	667,778	14,025
Total current liabilities		6,947,549	5,400,302	112,760

Total liabilities		9,116,459	7,158,710	147,961

Total equity and liabilities		16,107,709	14,114,363	261,431

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

¹Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2014	Half year ended September 30,		Half year ended September 30, 2014
		2014 ₹	2013 ₹	Convenience translation into US$	2014 ₹	2013 ₹	Convenience translation into US$
Revenue	10	3,160,213	2,504,834	51,291	6,122,984	5,133,208	99,377
Cost of goods sold and services rendered	11	(1,983,470)	(1,389,057)	(32,192)	(3,708,477)	(2,935,481)	(60,189)
Other income		32,405	8,745	526	40,133	21,127	651
Selling, general and administrative expense	12	(712,862)	(692,475)	(11,570)	(1,469,340)	(1,309,159)	(23,848)
Depreciation and amortization	4&5	(291,715)	(250,892)	(4,735)	(565,170)	(511,781)	(9,173)
Profit from operating activities		204,571	181,155	3,320	420,130	397,914	6,818
Finance income	13	17,466	25,198	283	30,456	36,519	494
Finance expenses	13	(131,999)	(99,730)	(2,142)	(247,178)	(164,547)	(4,011)
Net finance expense		(114,533)	(74,532)	(1,859)	(216,722)	(128,028)	3,517
			-			-
Profit for the period		90,038	106,623	1,461	203,408	269,886	3,301

Profit per share
Basic earnings per share		0.64	0.80	.01	1.44	2.01	.02
Diluted earnings per share		0.64	0.80	.01	1.44	2.01	.02

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

Note: Previous year numbers have been regrouped in line with the audited financials filed through Form 20 – F for the year ending March 31,2014

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2014	Half year ended September 30		Half year ended September 30, 2014
	Note	2014 ₹	2013 ₹	Convenience translation into US$	2014 ₹	2013 ₹	Convenience translation into US$

Profit for the period		90,038	106,623	1,461	203,408	269,886	3,301

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	(512)	13,057	(8)	(7,721)	11,448	(125)
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		(168)	*	(3)	(169)	1,047	(3)
Other comprehensive income/(loss) for the period		(680)	13,057	(11)	(7,890)	12,495	(128)

Total comprehensive income for the period		88,358	119,884	1,450	195,518	282,381	3,173

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For six months ended September 30, 2014

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2014	1,423,125	18,474,481	224,196	54,070	(13,220,219)	6,955,653

Total comprehensive income/ (loss) for the period	-	-	(169)	(7,721)	203,408	195,518

Transactions with owners, recorded directly in equity
Dividends paid (including Corporate Dividend Tax)					(159,921)	(159,921)
Balance as at September 30, 2014	1,423,125	18,474,481	224,027	46,349	(13,176,732)	6,991,250

For the six months ended September 30,2013

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Accumulated deficit	Total Equity
Balance at April 1, 2013	1,329,203	18,267,148	224,276	29,414	(13,538,619)	6,311,422

Total comprehensive income/ (loss) for the period	-	-	-	12,496	269,886	282,282

Transactions with owners, recorded directly in equity
Issue of Share Capital	93,750	206,250	-	-	-	300,000
Share-based payments	-		43	-	-	43
Balance as at September 30, 2013	1,422,953	18,473,398	224,319	41,910	(13,268,605)	6,893,975

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)	Six Months ended September 30		September 30, 2014
	2014 ₹	2013 ₹	Convenience translation into US$
Cash flows from / (used in) operating activities
Loss for the period	203,408	269,886	3,301
Adjustments for:
Depreciation and amortization	565,170	511,781	9,173
Loss/ (gain) on sale of property, plant and equipment	(1,219)	(425)	(20)
Provision for doubtful receivables and advances	101,824	83,462	1,653
Customs duty credit entitlement written off	-	26,264	-
Stock compensation expense	-	43	-
Net finance expense / (income)	216,722	128,027	3,517
Unrealized (gain)/ loss on account of exchange differences	51,493	34,431	836
Amortisation of Leasehold Prepayments	2,843	2,493	46
	1,140,241	1,055,962	18,506

Change in trade and other receivables	(951,453)	(813,415)	(15,442)
Change in inventories	(55,505)	94,307	(901)
Change in other assets	(171,923)	228,746	(2,790)
Change in trade and other payables	903,610	449,980	14,666
Change in employee benefits	15,147	7,785	246
Change in deferred revenue	196,355	100,569	3,187
	1,076,472	1,123,934	17,472
Income taxes (paid)/refund received	(171,336)	112,799	(2,780)
Net cash from operating activities	905,136	1,236,733	14,692

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(633,070)	(638,161)	(10,275)
Expenditure on intangible assets	(68,640)	(8,788)	(1,114)
Proceeds from sale of property, plant and equipment	1,219	558	20
Finance income received	32,092	47,022	521
Net cash used in investing activities	(668,399)	(599,369)	(10,848)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

	Six months ended September 30		September 30, 2014
(In thousands of Rupees, except share data and as otherwise stated)	2014 ₹	2013 ₹	Convenience translation into US$
Cash flows from / (used in) financing activities
Proceeds from issue of shares on private placement (including share premium)	-	300,000	-
Proceeds from issue of shares on exercise of options (including share premium)	-	-	-
Proceeds from / (repayment of) borrowings, net	518,963	142,128	8,423
Finance expenses paid	(253,917)	(162,059)	(4,121)
Repayment of finance lease liabilities	(51,487)	(89,813)	(836)
Payment of dividends (including corporate dividend tax)	(159,921)	-	(2,596)
Net cash from financing activities	53,638	190,256	870

Net Increase in cash and cash equivalents	290,375	827,620	4,714
Cash and cash equivalents at April 1	632,780	356,447	10,270
Effect of exchange fluctuations on cash held	(871)	3,548	(14)
Cash and cash equivalents at period end	922,284	1,187,617	14,970
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	362,697	278,499	5,887

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (‘Sify’ or ‘the Company’) formerly known as Sify Limited, is a leading internet services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the three months and six months ended September 30, 2014 comprise the Company and its subsidiaries (Sify Technologies (Singapore) Pte Limited, Pace Info Com Park Private Limited and Sify Technologies North America Corporation (together referred to as the ‘Group’ and individually as ‘Group entities’). The Group is primarily involved in providing services, such as Telecom services, Data Center Hosting Services, Cloud and Managed services, Application services and Technology Integration services. Sify is listed on the NASDAQ Global Select market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2014.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on October 22, 2014.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Indian rupee is the functional currency of Sify, its domestic subsidiaries and affiliates. US dollar is the functional currency of Sify’s foreign subsidiary located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the three months and six months ended September 30, 2014 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2014, for cable transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 61.61 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2014 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

In preparing the Unaudited Condensed Consolidated Interim Financial Statements, the significant judgements made by management in applying the Group’s accounting policies and key sources of estimating uncertainties were the same as that were applied to the consolidated financial statements as at and for the year ended March 31, 2014.

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3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2014 .

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Introduction of IFRS 10, the Group has changed its accounting policy with respect to the basis for determining control. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

Previously, control existed when the Group had the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that were currently exercisable were also taken into account.

In accordance with the transitional provisions of IFRS 10 (2011), the Group reassessed the control conclusion at April 1, 2014 and has concluded that there is no change to the scope of the entities to be consolidated as a result of the adoption of IFRS 10.

a.	Recent accounting pronouncements

(i)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The standard was further amended in November 2013 to introduce new hedge accounting model with a choice to continue with hedge accounting under IAS 39. This amendment has removed the earlier mandatory effective date of January 1, 2018, though earlier application of standard is permitted. The effective date will be announced when the impairment provisions and limited revisions to measurement and recognition principles are finalised. The company will not be adopting the standard until the mandatory effective date is announced and any impact on consolidated financial statements will be assessed at such date in the future.

(ii) IFRS 15 Revenue from Contract from Customers: In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Company will not adopt the standard until the mandatory effective date is announced and any impact on consolidated financial statements would be assessed at such date in the future.

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4.   Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2014

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2014	Additions	Disposals	As at September 30, 2014	As at April 1, 2014	Depreciation for the year	Deletions	As at September 30, 2014	amount as at September 30, 2014
Building	1,991,503	-	-	1,991,503	329,920	38,651	-	368,571	1,622,932
Plant and machinery	7,346,809	537,823	69,935	7,814,697	4,496,616	413,763	69,935	4,840,444	2,974,253
Computer equipments	676,236	42,224	11,463	706,997	609,394	29,033	11,463	626,964	80,033
Office equipment	243,416	13,672	445	256,643	182,780	9,850	445	192,185	64,458
Furniture and fittings	661,581	40,856	4,558	697,879	554,379	27,633	4,558	577,454	120,425
Vehicles	2,456	-	-	2,456	2,295	161	-	2,456	-
	10,922,001	634,575	86,401	11,470,175	6,175,384	519,091	86,401	6,608,074	4,862,101
Add: Construction in progress									1,215,716
Total	10,922,001	634,575	86,401	11,470,175	6,175,384	519,091	86,401	6,608,074	6,077,817

The following table presents the changes in property, plant and equipment during the year ended March 31, 2014

	Cost				Accumulated depreciation				Carrying
Particulars	As at April 01, 2013	Additions	Disposals	As at March 31, 2014	As at April 1, 2013	Depreciation for the year	Deletions	As at March 31, 2014	amount as at March 31, 2014
Building	777,419	1,214,084	-	1,991,503	260,421	69,499	-	329,920	1,661,583
Plant and machinery	6,113,788	1,894,902	661,881	7,346,809	4,379,345	837,056	719,785	4,496,616	2,850,193
Computer equipments	689,245	49,421	62,430	676,236	561,267	48,127	-	609,394	66,842
Office equipment	240,449	8,987	6,020	243,416	171,180	17,618	6,018	182,780	60,636
Furniture and fittings	745,058	33,081	116,558	661,581	622,930	47,870	116,421	554,379	107,202
Vehicles	2,456	-	-	2,456	1,326	969	-	2,295	161
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	4,746,617
Add: Construction in progress									856,513
Total	8,568,415	3,200,475	846,889	10,922,001	5,996,469	1,021,139	842,224	6,175,384	5,603,130

Leased assets

The Group’s leased assets include certain buildings, plant and machinery acquired under finance leases. As at September 31, 2014 the net carrying amount of buildings, plant and machinery and vehicles acquired under finance leases is ₹ 208,813 (March 31, 2014: ₹ 213,974), ₹ 1,052,067 (March 31, 2014: ₹ 809,335) and Nil (March 31, 2014 : ₹ 161) respectively. During the six months ended September 30, 2014, the Group acquired leased assets of ₹ 362,697 (March 31, 2014 : ₹ 691,855).

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In case prepayments are made towards buildings accounted for as finance leases, such prepayments are capitalized as ‘Leasehold Buildings’ (included in buildings) on the commencement of the lease term under the head ‘Property, plant and equipment’ and depreciated in accordance with the depreciation policy for similar owned assets.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2014	March 31, 2014
Goodwill	14,595	14,595
Other intangible assets	567,263	544,841
	581,858	559,436

(i) Goodwill

The following table presents the changes in goodwill during the period ended

	September 30, 2014	March 31, 2014
Balance at the beginning of the period	14,595	14,595
Net carrying amount of goodwill	14,595	14,595

(ii) Other intangibles

The following table presents the changes in intangible assets during the six months ended September 30, 2014 and year ended March 31, 2014.

	Technical know- how	Bandwidth Capacity	Customer related intangibles	Software	License fees	Total
(A) Cost
Balance as at April 1, 2013	82,753	553,302	200,570	459,865	50,000	1,346,490
Acquisitions during the year	-	-	-	38,918	-	38,918
Disposals during the year	-	-	-	-	-	-
Balance as at March 31, 2014	82,753	553,302	200,570	498,783	50,000	1,385,408
Acquisitions during the year	-	23,206	-	22,295	23,000	68,501
Disposals during the year	-	-	-	-	-	-
Balance as at September 30, 2014	82,753	576,508	200,570	521,078	73,000	14,53,909

(B) Amortization
Balance as at April 1,2013	82,753	46,090	200,570	415,144	15,906	760,463
Amortization for the year	-	46,090	-	31,514	2,500	80,104
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at March 31,2014	82,753	92,180	200,570	446,658	18,406	840,567
Amortization for the year	-	24,205	-	18,549	3,325	46,079
Impairment loss on intangibles	-	-	-	-	-	-
Balance as at September 30,2014	82,753	116,385	200,570	465,207	21,731	886,646

(C) Carrying amounts
As at March 31, 2014	-	461,122	-	52,125	31,594	544,841
As at September 30, 2014	-	460,123		55,871	51,269	567,263

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6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2014 amounted to ₹ 1,291,322 (March 31, 2014: ₹ 1059,904). This excludes cash-restricted of ₹ 213,285 (March 31, 2014: ₹ 210,223), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

Non current	September 30, 2014	March 31, 2014	September 30, 2013	March 31, 2013
Against future performance obligation		-		-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	213,285	210,223	234,199	151,198
Total restricted cash	213,285	210,223	234,199	151,198
(b) Non restricted cash
Current
Cash and bank balances	1,291,322	1,059,904	1,374,907	849,854

Total cash (a+b)	1,504,607	1,270,127	1,609,106	1,001,052
Bank overdraft used for cash management purposes	(582,323)	(637,347)	(421,489)	(644,606)
Less: Non current restricted cash		-	-	-
Cash and cash equivalents for the statement of cash flows	922,284	632,780	1,187,617	356,446

7.	Lease prepayments
	September 30, 2014	March 31, 2014
Towards land and buildings*	828,451	835,635
	828,451	835,635

* Includes ₹ 792,309 (March 31, 2014: ₹ 787,664) paid for acquiring leasehold rights of land for construction of Data centers in Noida and Rabale, India. The prepayment towards land is amortized over the period of the lease on a straight line basis. In respect of buildings under operating lease, prepayments are amortized over the lease term on a straight line basis.

8.	Trade and other receivables

Trade and other receivables comprise:

	September 30, 2014	March 31, 2014
(i) Trade receivables, net	4,251,725	3,520,587
(ii) Other receivables including deposits	1,489,653	1,267,264
(iii) Construction contract related accruals	171,326	87,682
	5,912,704	4,875,533

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Trade receivables consist of:

	September 30, 2014	March 31, 2014
Other trade receivables	4,483,210	3,693,984
	4,483,210	3,693,984
Less: Allowance for doubtful receivables	(231,485)	(173,397)
Balance at the end of the period	4,251,725	3,520,587

The activity in the allowance for doubtful accounts receivable is given below:

	For the year ended
	September 30, 2014	March 31, 2014
Balance at the beginning of the period	173,397	210,559
Add : Additional provision, net	92,164	177,581
Less : Bad debts written off	(34,076)	(214,743)
Balance at the end of the period	231,485	173,397

9.	Employee benefits
	September 30, 2014	March 31, 2014
Gratuity payable	26,473	12,744
Compensated absences	27,821	25,891
	54,294	38,635

Gratuity cost

The components of gratuity cost recognized in the income statement for the three months and six months ended September 30, 2014 and 2013 consists of the following:

	Three months ended September 30, 2014	Three months ended September 30, 2013	Half year ended September 30, 2014	Half year ended September 30, 2013

Service cost	2,272	4,004	5,294	8,008
Interest cost	1,100	1,249	2,256	2,550
Expected returns on plan assets	(745)	(787)	(1,541)	(1,624)
Net gratuity costs recognized in statement of income	2,627	4,466	6,009	8,934

Details of employee benefit obligation and plan asset are as follows:

	September 30, 2014	March 31, 2014
Present value of projected benefit obligation at the end of the year	64,458	53,370
Funded status of the plans	(37,985)	(40,626)
Recognized (asset) / liability	26,473	12,744

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The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2014	March 31, 2014
Projected benefit obligation at the beginning of the period	53,370	65,723
Service cost	5,294	16,016
Interest cost	2,256	4,879
Actuarial (gain) / loss	7,721	(23,806)
Benefits paid	(4,182)	(9,443)
Projected benefit obligation at the end of the period	64,458	53,370

Change in plan assets	September 30, 2014	March 31, 2014
Fair value of plan assets at the beginning of the period	40,626	42,563
Expected return on plan assets	1,541	3,199
Employer contributions	-	4,307
Benefits paid	(4,182)	(9,443)
Fair value of plan assets at the end of the period	37,985	40,626

Actuarial Assumptions at reporting date:

	As at September 30, 2014		As at March 31, 2014
Discount rate	8.60	%p.a	8.80	% p.a
Long-term rate of compensation increase	6.00	% p.a	6.00	% p.a
Rate of return on plan assets	8.00	% p.a	8.00	% p.a
Average future working life time	4.90	years	4.90	years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and lossed on Remeasurement of defined benefit plans recognized directly in other comprehensive income for the six months ended September 30, 2014 and 2013 are as follows:

	Half year ended September 30, 2014	Half year ended September 30, 2013
Gain or (loss) on Remeasurement of defined benefit plans	(7,721)	11,448
	(7,721)	11,448
10.	Revenue
	Quarter ended		Half year ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Rendering of services

Service revenue	2,530,206	2,091,341	5,027,707	4,188,707
Installation service revenue	394,736	314,717	742,384	786,766
	2,924,942	2,406,058	5,770,091	4,975,473
Sale of products	235,271	98,776	352,893	157,735
Total	3,160,213	2,504,834	6,122,984	5,133,208

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

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12.	Personnel expenses
	Quarter ended		Half year ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Salaries and wages	353,726	289,798	691,281	610,027
Contribution to provident fund and other funds	18,222	19,825	34,984	34,902
Staff welfare expenses	2,562	3,535	4,682	7,451
Employee Stock compensation expense	-	12	-	43
	374,510	313,170	730,947	652,423

Attributable to Cost of goods sold and services rendered	174,650	165,595	346,041	336,860
Attributable to selling, general and administrative expenses	199,860	147,575	384,906	315,563

13.	Financial income and expense
	Quarter ended		Half year ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Interest income on bank deposits	3,789	9,426	14,541	18,774
Others	13,677	15,772	15,915	17,746
Finance income	17,466	25,198	30,456	36,520
Interest expense on financial lease liabilities	39,609	35,587	72,789	53,815
Bank charges	26,587	21,409	54,545	40,837
Other interest	65,803	42,734	119,844	69,895
Finance expense	131,999	99,730	247,178	164,547
Net finance income / (expense) recognised in profit or loss	(114,533)	(74,532)	(216,722)	(128,027)

14.	Earnings per share

The calculation of basic earnings per share for the quarter and half year ended September 30, 2014 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Net profit – as reported	90,038	106,623	203,408	269,886

Weighted average number of shares – Basic	141,030,787	133,943,917	141,030,787	133,943,917
Basic earnings per share	0.64	0.80	1.44	2.01

Weighted average number of shares – Diluted	141,030,787	133,943,917	141,030,787	133,943,917
Diluted earnings per share	0.64	0.80	1.44	2.01

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As of September 30, 2014, these shares were partly paid up to the extent of Rs.7.00 (March 31, 2014 : ₹ 7.00) per share.

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15.	Segment reporting

The Company, in the immediate past, has been operating with two segments of business viz Enterprise Service and Software services. During the year 2013-14, the Company has reorganised its business into the following offerings.

Telecom Services	Consists of domestic Data, International Data, Wholesale Voice and Collaborative Tools consisting of Audio and Video conferencing solutions

Data Centre Services	Currently provides Co-location services for enterprise class clients.

Cloud & Managed Services	Consists of IT infra services, IT transformation Services, Remote and Onsite Infrastructure Management services and Delivery platforms.

Applications Integration Services	Consists of Application Development and Maintenance, Application testing, Mobility solutions, eLearning, Portal services, Tools, Process and Automation.

Technology Integration Services	Consists of Data Centre Build, Network Integration, Information security and End User computing

Consequently the operating segments are as under:

Telecom services:  The telecom services consist of network services addressing the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. The Company provides MPLS-enabled IPVPN’s through entire network. The Company also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to International partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA)

Data Centre services :   The Company operate 5 Tier III Data Centres of which two are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras) and Bengaluru, to host mission-critical applications. The Company offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

Cloud and managed services : On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. The Company offers on-demand cloud services giving companies the option to “pay as you go” basis.

The Remote and Onsite Infrastructure Management services provide management and support of customer operating systems, applications and database layers.

Technology integration services : The services under this segment consist of Data Centre Build, Network Integration, Information security and End User computing.

Applications integration services: The wide range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Applications integration services operates the online portals, such as  www.sify.com, www.samachar.com  , that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. The company also offers related content sites worldwide.

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Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

The company also offers value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, , including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Accordingly, revenues represented by nature of service rendered comprise the primary basis of segmental information.

Bandwidth costs, which form a significant part of the total expenses, are of three kinds – international, Domestic and last mile. These are allocated primarily to the Telecom services.

The Direct costs such as Bandwidth , Inter Connect Charges , IP termination costs, Associate costs of Delivery teams, Associate costs of billable resources , Revenue share payable , Power costs , Operating costs of the Network , Cost of goods sold and other direct costs are allocated directly to the respective operating segments.

▪	Certain expenses, like depreciation and overheads incurred by the support functions including finance, human resources, administration and corporate, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not feasible to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated expenses” and “depreciation” and adjusted only against the total operating income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable exclusively to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not feasible to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Group’s operating segment information for the quarter ended September 30, 2014, 2013 and half year ended September 30, 2014, 2013, are presented below:

Quarter ended September 30, 2014

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	2,087,615	311,115	134,024	420,709	206,750	3,160,213
Allocated segment expenses	(1,621,278)	(263,090)	(116,480)	(361,547)	(151,319)	(2,513,714)
Segment operating income	466,337	48,025	17,544	59,162	55,431	646,499
Unallocated expenses:
Selling, general and administrative expenses						(182,618)
Depreciation and amortization						(291,715)
Other income						32,405
Finance income						17,466
Finance expenses						(131,999)
Profit for the period						90,038

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Half year ended September 30, 2014

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	4,172,081	621,743	253,217	613,762	462,181	6,122,984
Allocated segment expenses	(3,201,098)	(493,823)	(208,311)	(570,241)	(351,340)	(4,824,813)
Segment operating income	970,983	127,920	44,906	43,521	110,841	1,298,171
Unallocated expenses:
Selling, general and administrative expenses						(353,004)
Depreciation and amortization						(565,170)
Other income / (expense), net						40,133
Finance income						30,456
Finance expenses						(247,178)
Profit for the period						203,408

Half year ended September 30, 2013*

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	3,484,189	601,778	238,372	388,533	420,335	5,133,208
Allocated segment expenses	(2,520,247)	(449,892)	(204,864)	(442,163)	(307,437)	(3,924,603)
Segment operating income /(loss)	963,942	151,886	33,508	(53,630)	112,898	1,208,605
Unallocated expenses:
Selling, general and administrative expenses						(320,038)
Depreciation and amortization						(511,781)
Other income / (expense), net						21,127
Finance income						36,520
Finance expenses						(164,547)
Profit for the period						269,886

Quarter ended September 30, 2013*

	Telecom Services	Datacenter Services	Cloud and Managed Services	Technology Integration Services	Applications Integration Services	Total
Segment revenue	1,725,506	300,443	95,211	160,353	223,321	2,504,834
Allocated segment expenses	(1,178,760)	(236,116)	(118,679)	(168,419)	(154,357)	(1,856,331)
Segment operating income / (loss)	546,746	64,327	(23,468)	(8,066)	68,964	648,503
Unallocated expenses:
Selling, general and administrative expenses						(225,201)
Depreciation and amortization						(250,892)
Other income / (expense), net						8,745
Finance income						25,198
Finance expenses						(99,730)
Profit for the period						106,623

*Previous year segment numbers have been regrouped in line with the audited financials filed through Form 20 – F for the year ending March 31,2014

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16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2014 and not provided for amounted to ₹ 388,667 (March 31, 2014 :₹ 1,326,435) .

Operating leases: The Group leases office buildings and other equipments under operating lease arrangements that are renewable on a periodic basis at the option of both the lessor and the lessee. The schedule of future minimum rental payments in respect of operating leases is set out below:

Non-cancellable operating lease obligations	Total	Less than 1 year	1-5 years	More than 5 years
As at September 30, 2014	1,629,984	126,733	549,714	953,537
As at March 31, 2014	1,690,119	123,316	540,552	1,026,251

17.	Legal proceedings

a)	The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Company’s initial public offering of American Depository Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Company’s ADSs from the time of Company’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Company’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Company’s ADSs in the IPO and the aftermarket. The complaint also alleges that Company violated the United States Federal Securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.

On April 2, 2009, the parties lodged with the Court a motion for preliminary approval of a proposed settlement between all parties, including the Company and its former officers and directors.  The proposed settlement provides the plaintiffs with $586 million in recoveries from all defendants.  Under the proposed settlement, the Issuer Defendants collectively would be responsible for $100 million, which would be paid by the Issuers’ insurers, on behalf of the Issuer Defendants and their officers and directors.

Accordingly, any direct financial impact of the proposed settlement is expected to be borne by the Company’s insurers.  On June 12, 2009, the Federal District Court granted preliminary approval of the proposed settlement. On October 6, 2009, the District Court issued an order granting final approval of the settlement.  Subsequent to the final approval of Settlement agreement by the District court, there were several notices of appeal filed.  Most were filed by the same parties that objected to the settlement in front of the District Court.  These appeals were consolidated into a single appeal and briefing schedule was held. On January 9, 2012 the class counsel and objectors counsel entered into a settlement agreement, which includes an agreement to dismiss the above appeal. Thus the above Appeal has been dismissed with prejudice confirming the Settlement agreement entered before the District Court.

During the year ending March 31,2013, the exposure under this settlement has been settled by the insurer as per the settlement agreement.

b)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for ₹ 14 million after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for ₹ 26 million.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company has replied suitably on the above demand notice.

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The service providers had approached Telecom Disputes Settlement & Appellate Tribunal (‘TDSAT’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. TDSAT by its order clarified on the above. The TDSAT order was challenged by DoT in Supreme Court of India and the Supreme Court has set aside the TDSAT order. The service providers through their associations are contemplating further appeal in Supreme Court by way of review petition. Sify believes that in spite of the Supreme Court order, the above demands are not tenable under law nor fit into the definition of Adjusted Gross Revenue as defined by DoT. The Company believes it has adequate defenses for these demands and the ultimate outcome of these actions may not have a material adverse effect.

(ii)	In November 2009, the Company received a demand notice pertaining to the allocation of spectrum in the 3.3-3.4 GHz frequency, from DoT, demanding ₹ 345 million (US $ 7.05 million) towards spectrum charges payable from the date of issue of allocation letter for 170 Base Stations. As per the notice, in case no payment is received within 15 days from the date of issue of the notice, then it would be presumed that the Company is no longer interested for the frequency assignments in 3.3-3.4 GHz band.

Whilst the Company received allotment letter for Spectrum in 3.3 GHz band (3303.5/3353.5 MHz) (Total 12 MHz) the Company had neither started any operations in this frequency band nor had applied for any Operating License from DOT/ Wireless Planning Commission (WPC). The Company believes that the obligation to make payment will arise only after obtaining the operating license from DOT/WPC.  The Company also believes that it has adequate legal defenses for these demands, as the Company has not yet obtained any operative license, hence such demand is not tenable The Company believes that the ultimate outcome of these actions will not have a material adverse effect.

c)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at September 30, 2014, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 26.6 million (March 31, 2014: ₹ 26.6 million).

18.	Related parties

The following is a summary of significant transactions with related parties during the six months ended September 30, 2014 and September 30, 2013:

Transactions	Six months ended September 30, 2014	Six months ended September 30, 2013
Consultancy services received	120	120
Share capital and share premium money received from promoter group	-	300,000
Lease rentals paid (Refer notes below)	3,091	2,166
Amount of outstanding balances
Advance lease rentals and refundable deposits made (Refer note below)	2,558	2,558

Notes:

1.	During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

2.	During the year ended March 31, 2012, the Company had entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr Ananda Raju Vegesna, Executive Director of the Company and Mr Raju Vegesna, Chief Executive Officer and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

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19.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount

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•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

20.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of upto an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of Rs.4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive Officer and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the company issued and allotted 125,000,000 equity shares to M/s Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company.

On August 14, 2011, the company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

As on March 31, 2013, these shares are partly paid to the extent of ₹ 6.25 per share. During the year 2013-14, the company received Re. 0.75 per share under the agreement. Hence these shares are paid to the extent of ₹ 7.00 per share as on September 30,2014. Until the full purchase price is paid by the purchasers, the company retains a lien on the equity shares purchased in connection with the Offering. As of September 30, 2014, entities affiliated with our Chief Executive Officer and Managing Director, Raju Vegesna, beneficially owned approximately 86.27% of our outstanding equity shares, which includes the 125,000,000 shares (partly paid with proportionate voting rights) issued in connection with the above Offering.

21.	Group entities

The following are the entities that comprise the Group as of September 30, 2014 and March 31, 2014:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2014	March 31, 2014
Sify Technologies Singapore Pte. Ltd	Singapore	100	100
Pace Info Com Park Private Limited	India	100	100
Sify Technologies North America Corporation	USA	100	-

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Item 2. Information on the Company

Sify Business Model

Drawing from the Company’s Vision statement, we endeavour to provide the entire eco-system of ICT services. In doing so, we have to accede to the demands of both the traditional Telecom and IT markets.

The first few years of growth of the IT and Telecom industries were driven primarily in garnering maximum market share and an enviable roster of blue chip clients. With changing dynamics and demands of the market, the two industries have to find a middle ground to retain and expand the market. It was the time of convergence and the perfect fertile ground for our services.

Until 2012, our primary strategy was to invest in infrastructure and being ready before the market cycle demanded our services. Once we attained critical mass, we shifted focus to packaging our products and practices as tangible offerings to the market.

In Sify 3.0, we have restructured our business segments into 5 distinct lines of business namely,

a)   Telecom Services.

Having invested heavily in building among India’s best last mile network services, it was time to scale the utilization through cross alignment with traditional telecom players who were looking to expand our markets to Tier II and Tier III cities and towns and also to IT players who wished to leverage the cost benefits of relocating to Tier II towns.

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the DC of their choice or any one of our Tier III Data Centres. Today, this multi-mode, multi-mesh network connects 38 of India’s DCs; a fact that endorses the quality of our offering and our network presence

Our network, reaches over 1300 cities and towns with approximately 2400 Points of Presence.

b)  Data Centre services.

Right from our first Data Centre at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new data centre taking the game forward. The Sify SDA (Sify Data Centre Architecture) 4.0 is an IP that has found acceptance in the several Data Centres that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions.

c)  Cloud and Managed services

The last few years saw the emergence of Cloud or virtual storage as a tangible product offering. Several Emerging Enterprises saw the benefits of buying-space-as-you-go as against investing in Capex loaded infrastructure. The advent of this business was the quality of high class networks and promise to remotely store your data immaterial of where it was connected from and plugging into it when the enterprises chose to. This eliminated the need for cumbersome server monitoring and the associated cost of ownership.

In order to offer the best-of-breed services, we chose to tie up with the leaders in the business like Hp and VMware. TOur hosting services are also SAP Gold certified giving the much needed SLAs to our customers about the level of our offerings.

d) Technology Integration services

The nearly two decades spent maturing into India’s premier ICT player has led to building an enviable knowledge bank of integrating, monitoring, maintaining and upgrading every facet of service as demanded by a quickly converging market.

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our homegrown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenter, network and security.

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As described, this business takes the knowledge developed from building Network architecture, Unified Communication and Unified Access, Collaborative tools, Data Centre build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

This business is also responsible for Sify bagging some of the biggest deals of the year, for grounds-up technology refresh for some of India’s biggest private and Government clients.

e) Applications Integration services.

As with every industry major who chose to offer IT and Managed services, Applications were also demanded by several of our clients. While we chose not to be a core Software player, we do enable the integration of multiple technologies and platforms and the cross breeding of existing ones.

This way, the clients can slowly transition the maturity cycle with their existing application before switching over to newer ones. That said on our services, some of our home grown applications, like Forum and iTest have found favour with a large number of our clientele.

We are looking to strengthen our bouquet of offerings in the years to come.

Strategy

Our vision statement is explicit on our strategy.

We are building a world in which our converged ICT eco-system and our bring-it-on attitude will be the competitive advantage to our customers.

To build a converged ICT eco-system calls for a multidisciplinary approach. While maintaining the tempo of investment in infrastructure, we will, in parallel, strengthen our current offerings of services. The description below provides an explanation on this approach.

•               Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centres across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 38 of India’s Data Centres including 5 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in a under sea cable consortium. The capacity went live during the Q1 of 2012-13. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner. In January 2014, we launched India’s truly Green Data Centre at Noida with an industry defining benchmark efficiency.

•              Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. Over time, Sify as a brand has expanded it offerings from the retail broadband segment to the Enterprise buyer in India. But as with every brand’s birth, our first offerings gave us the identity as India’s most aggressive internet player. We built on those strengths and with time, have built a complete ecosystem of Enterprise offerings.

•                Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an Enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Centre was born; at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Hence, right from our first Data Centre, all our subsequent ones were also Tier III compliant. Our managed services bouquet has been a mix of home grown applications and offerings through tie ups with industry leaders like Hp, VMware, Akamai, SAP etc.

•               Expand the bouquet of services and cater to an audience that does not mind paying a premium and hence realise better margins. As competition heats up in the IT and Telecom sector, there will be a squeeze on our margins for the traditional offerings. Hence it is imperative to create a segment of premium paying customers who see value in the differential on their services. We will also continuously expand our service offerings and expand into a broader geographical domain. We actively spread to Tier II and III cities much before we had customers there. This helped us to demonstrate a robust working model of our services in geographically challenged places as and when the demand arose.

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•               Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. Each of our business delivers a certain level of legitimacy when aligned with the industry leaders. Most MNCs see this as a comfort factor and a reassurance of global standards that they have enjoyed. So, whether it is Telecom business aligning with international carriers, our DC business being Tier III certified and assured by the best of the global standards, our Managed services having tied up with leaders like HP, VMware, SAP, Hitachi etc or Applications Integration services or our content delivery assurance with Akamai under our Technology Integration services ambit, the assurance is the same; global standards, local deliverance. On the delivery front, this doubles our marketing strength while allowing for a cross selling of products and services to both the partner’s audiences.

•               Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. India's financial nerve centre, Mumbai has long been a focus of our expansion plans given the concentration of Enterprise players. That, along with a stable administration and power supply, well developed suburbs, and a native market was responsible for us launching our 6th Tier III DC at Rabale, near Navi Mumbai. All along, we have invested ahead of the demand curve across all our services. That said, the focus has also been to add value by partnering with the best of breed technology companies. Towards that, our hosting services are now SAP certified giving us the much needed fillip to pitch it to discerning Enterprise customers. Content delivery for Enterprise customers was underlined with our partnership with the world leaders, Akamai. We will continue to pursue opportunities to grow both organically and inorganically, in our endeavor to spread into newer geographies.

•                Expand into international markets for providing managed network services. We are now at a crucial phase in our growth. Over the years, we have built a substantial knowledge house of services and they are ready to be delivered to clients beyond India’s borders. We are actively pursuing an agenda of tying up with international IT majors and taking these strengths to customer worldwide, starting with North America. Our inhouse IP services like eLearning are already being offered to multiple geographies in the US and Europe.

Service Offerings

Telecom Service . These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

Our cable landing station and our investment in a submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

•	GlobalSite Connect (TM) , an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	ExpressConnect (TM) , which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

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•	RoamConnect (TM) , is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect (TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

Our suite of conferencing tools consist of Audio and Video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Data Centre Services . We operate 5 Tier III Data Centres of which two are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud & Managed Services.  Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

Our Remote and Onsite Infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services:   Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Applications Integration services: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Applications Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	We also host WWE updates as a standalone service http://wwe.sify.com/ for users.

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•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non scoring games. Games include cricketing games, racing games, football specific games.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 4,000 customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data centre services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

Customer Service and Technical Support

The implementation of the single UAN for all Enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for Enterprises services is 24x7x365.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 310 person Sales team caters to the demand of Enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1300 towns and cities and between them have approximately 40,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a Star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

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Today we offer the following services to our Enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS Virtual private networks,
•	Internet based Voice services

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture : We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Centre: We maintain a network operation centre located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centres are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Centre Infrastructure. We operate five tier III Internet Data Centres, two in Mumbai, one each at Chennai and Bangalore and the latest one at Noida near Delhi. We offer managed hosting, security and infrastructure management services from these facilities. These data centres are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centres. The Data Centres conform to the tier III standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centres, and are currently building a world class data centre at Rabale in Mumbai.

Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for Telecom services, Ctrl S, Reliance and Net Magic for Data Centres, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

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Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

Sify is among the largest integrated ICT Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching over 1300 cities and towns in India. This telecom network today connects 38 client Data Centres across India, including Sify’s own 5 Tier III Data Centres across the cities of Chennai, Mumbai, Delhi and Bengaluru.

Most of the company’s revenue is derived from Telecom services and Data Centre Services.

Sify is ISO 9001:2008 certified for Enterprise Sales, Provisioning, support and customer relationship management of ICT solutions and services including VPN, Network, Voice, Data Centre hosting, Integration services, security services and managed services. Sify has been certified in SSAE16 SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify Cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The Company has an expanding base of Managed Services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. Sify Software develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular internet portals in India, Sify.com and Samachar.com.

Telecom Services : These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

On May 31, 2012, the Union Cabinet approved the National Telecom Policy-2012 (NTP-2012) and the Cabinet also approved introduction of Unified License (UL), a new regime wherein all telecom based government approvals are handled under one umbrella and authorized the Department of Telecommunications (DoT) to finalize the new Unified Licensing regime. DoT issued Guidelines for Grant of Unified License - vide No. 20-281/2010-AS-I (Vol.VI) dated August 19, 2013 and also notified Unified License agreement on August 2, 2013 with the Corrigendum dated August 29, 2013

As per the new Guidelines, any company applying for renewal of any license under New Unified License regime, such company has to apply for all the required licenses for such company from DoT under new Unified License regime. The Company signed Unified License agreement with Government of India on June 2, 2014 valid for 20 years.

Data Centre Service: We operate 5 Tier III Data Centres of which two are located in Mumbai (Bombay) and one each at Noida (Delhi), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks orhire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud & Managed Services:   Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to Enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

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Our Remote and Onsite Infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services:   Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

Applications Integration service: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

Our Applications Integration services operates two of India’s biggest online portals,  www.sify.com and www.samachar.com , that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

There are numerous risks and challenges affecting the business. These risks and challenges are discussed in detail in the section entitled 'Risk Factors' and elsewhere in this Report.

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Revenues

Telecom Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity, last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network.

Data Center services

Revenue from Data Centre services include, revenue from co-location of space, racks, caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

Cloud and Managed Services

Revenue from Cloud and Managed services, are primarily from “ Cloud and On demand storage”, “ Domestic managed services and “ International managed services”. Contracts from Cloud and on demand storage , are primarily fixed and for a period of time. Revenues from Domestic and International manage services, comprises of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on T&M.

Technology Integration Service (TIS)

Revenues from TIS comprises of DC build services, Security services and from sale of Digital certificates. Contracts under TIS are based on completion of projects and could also be based on T & M.

Applications Integration Services

Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions and content management. Contracts are primarily fixed in nature for a period of time and also could be based on T & M.

Expenses

Cost of goods sold and services rendered

Telecom Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC), the cost of installation in connectivity business and the costs incurred in providing Hosting services. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the NLD/ILD license.

Data Centre Services

Cost of goods sold and services rendered for the Data Centre services consists of cost of electrical power consumed , cost of rental servers offered to customers and cost of licences used to provide services.

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Cloud and Managed Services

Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licences in providing services, cost of billable resources in case of International Managed services, Third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology Integration Services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of digital certificates and platform usage, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects .

Applications Integration Services

Cost of goods sold and services rendered consists of professionals charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Deferred taxation arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended		Six months ended
	2014	2013	2014	2013
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	63	55	61	57
Other income/(expense)	1	.35	1	0.41
Selling, general and administrative expenses	23	27	24	26
Depreciation and amortization expenses	9	10	9	10
Profit from operating activities	6	7	7	8
Finance income	1	1	.50	1
Finance expenses	4	4	4	3
Net finance income/(expense)	(4)	(3)	(4)	(2)
Net profit for the year	3	4	3	5

Results of quarter ended September 30, 2014 compared to quarter ended September 30, 2013

The growth in our revenues in fiscal 2014 from fiscal 2013 is given below

	Quarter ended September 30, 2014	Quarter ended September 30, 2013	Change	% Change
Revenues	3,160	2,505	655	26%

We have achieved a Revenue of ₹ 3,160 Million ($ 51.29 Million), an increase in revenue of ₹ 655 Millions ($ 10.64 Millions). The increase is primarily contributed by the Telecom Services, supported by growth in Technology Integration services, Cloud and Managed Services, Data Centre services

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The revenue by operating segments is as follows:

	Revenue		Percentage of revenue
	Quarter ended September 2014	Quarter ended September 2013	Three Months ended	Three Months ended	Growth
Telecom Services	2,088	1,726	66%	69%	21%
Data Centre Services	311	300	10%	12%	4%
Cloud and Managed Services	134	95	4%	4%	41%
Technology Integration Services	420	161	13%	6%	163%
Applications Services	207	223	7%	9%	-7%
Total	3,160	2,505	100%	100%	26%

Revenue from Telecom Services has increased by ₹ 362 Million ($5.9 Million) contributed by Data services ₹ 230 Million ($ 3.7 Million) and ₹ 132 Million ($ 2.2 Million) from Voice Services. Revenue increase of ₹ 230 Million ($ 3.7 Million) from Data Services is contributed by increase in recurring revenue by ₹ 151 Million ($ 2.4 Million) due to increase in number of customer links and followed by increase in revenues from large Government Integration Project by ₹ 84 Million ($ 1.4 Million), offset by reduction of ₹ 5 Million in Retail services due to loss of subscribers and prevailing market condition. Revenue from voice servicces has increased by ₹ 132 Million ($ 2.2 Million) on account of higher volumes by 614 Million minutes, also offset by drop in realisation.

Revenue from Data Centre services has marginally increased by ₹ 11 Million ($ 0.2 Million) on account of higher capacity utilisation.

Revenue from Cloud and Managed Services has increased by ₹ 39 Million ($ 0.6 Million). This segment comprises of cloud services, domestic managed services and International managed services. The increase is primarily on account of increase in revenue from Cloud services by ₹ 22 Million ($ 0.4 Million) and by a marginal increase of ₹ 9 Million ($ 0.2 Million) in Domestic Managed Services and International Managed Services by ₹ 8 Million ($ 0.1 Million).

Revenue from Technology Integration services has increased by ₹ 260 Million ($ 4.2 Million). The increase is primarily on account of increase in Systems Integration services by ₹ 164 Million ($ 2.7 Million) and in Digital Certification services by ₹ 109 Million ($ 1.8 Million) which was offset by a decrease of ₹ 13 Million ($ 0.2 Million) in Security services.

Revenue from Applications Integration Services has decreased by ₹ 17 Million ($ 0.27 Million). This decrease is primarily on account of decrease in e Learning services by ₹ 21 Million ($ 0.33 Million) and decrease in Portals services by ₹ 9 Million ($ 0.1 Million), which is due to decrease in engagement from customers. This reduction was marginally offset by an increase in Application Services by ₹ 8 Million ($ 0.1 Million) and an increase in New Businesses by ₹ 5 Million ($ 0.08 Million).

Other income

The change in other income is as follows:

	Quarter ended September 30, 2014	Quarter ended September 30, 2013	Change	% Change

Other Income	32	9	23	255%

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Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

	Quarter ended September 30, 2014	Quarter ended September 30, 2013	Change	% Change

Telecom services	1,321	958	363	38%
Data Centre Services	177	153	24	16%
Cloud and Managed Services	53	55	-2
Technology Integration Services	318	139	179	128%
Applications Services	114	84	30	36%
Total	1,983	1,389	594	43%

The cost of goods sold increase by 43% on overall basis, the movement in COGS is explained in detail below:

	Quarter ended September 30, 2014	Quarter ended September 30, 2013	Change	% Change

Network Costs	1,142	805	337	42%
Revenue share	98	72	26	36%
Cost of goods sold	328	138	190
Power costs	155	146	9	6%
Direct Resources costs	175	165	10	6%
Others	85	63	22	35%
Total	1,983	1,389	594	43%

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs is due to (i) ₹ 83 Million increase of Bandwidth costs incurred on account of capacity up gradation and newer links (ii) ₹ 254 Million of Inter connect charges due to the increase in the volume of International Long distance.

Revenue share cost comprises of Revenue share payable to DOT on ILD, NLD and other services. Increase in Revenue share is on account increase in revenue from licensed services.

The increase in Cost of Hardware and Software is on account of higher number of System integration projects and related hardware opportunities during the quarter.

Power costs comprises of electricity cost incurred in our data center. Marginal increase in the cost is on account of new facilities.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. The increase in direct resource costs is on account of network infrastructure delivery.

Other Direct costs, comprises of Link implementation and maintenance charges for the Telecom services, Direct cost of Application services, digital certificate platform , content costs , subject matter experts for international business. The increase in Other Direct costs is due to increase in (i) ₹ 16 Million in digital certificate services due to higher volumes, (ii) ₹ 13 Million on account of increase in number of online assessment services conducted during the period (iii) ₹ 2 Million on account of operating costs of cloud services. This increase was partially offset by decrease in (i) ₹ 9 Million in link implementation and maintenance charges and (ii) decrease of ₹ 2 Million in content costs.

We are continuously in the path of achieving cost efficiencies and process optimization to maximize the return.

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Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

	Quarter ended September 30, 2014	Quarter ended September 30, 2013	Change	Change (%)
Operating Expenses	191	178	13	7%
Selling & Marketing Expenses	25	16	9	56%
Associate Expenses	250	184	66	36%
Other Indirect Expenses	208	240	(32)
Provision for doubtful debts and advances	31	26	5	19%
Forex (gain) / loss	8	47	(39)
Total	713	691	22	3%

Operating costs has increased by 7%, on account of higher implementation cost on network expansion for large projects.

Selling & Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers , incentive to salesmen and marketing and promotion costs. Selling & Marketing costs has increased marginally on account of increase in advertisement costs.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses increased due to increase in number of associates recruited during the period and alsoon account of pay revision.

Other Indirect expense consist of , cost of Facilities , electricity charges incurred on facilities, travel cost , Legal charges , professional charges, communication and others. Reduction in other indirect costs is on account of one time higher statutory levy incurred during the same period previous year on account of large project implementations.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. Increase in Provision for Doubtful debts is on account provisioning of certain doubtful Debtors on prudence.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Quarter ended September 30, 2014	Quarter ended September 30, 2013	Change	% Change
Depreciation and amortization	292	251	41	16%
As a percentage of carrying value	4.3%	4.01%

Increase in depreciation is on account of additional capitalisation of infrastructure pertaining to Rabale Data Center and field assets deployment for large projects. The increase is also on account of renewal of VPN License for an amount of ₹ 23 Millions ($ 0.3 Millions) and upgradation of the capacity of undersea cable for an amount of ₹ 23 Million ($ 0.3 Millions).

Profit from operating activities

	Quarter ended September 30, 2014	Quarter Ended September 30, 2013	Change	% Change
Operating profit	205	181	24	13%
As a percentage of revenue	6%	7%

The operating profits continue to grow as against the previous fiscal on account of increasing revenues and cost optimization. We expect to operate at the current operating margin levels in the near future.

Finance income/expense

	Quarter ended September 30, 2014	Quarter ended September 30, 2013	Change	% Change
Finance Income	18	25	(7)	(28)%
Finance expense	(132)	(100)	(32)	(32)%
Net Finance income/(expense)	(114)	(75)	(39)	(50)%

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The fall in finance income is due to lower income from bank deposits in the current fiscal year. The increase in finance expenses is due to additional borrowing during the period. The finance expense is expected to increase further on account of new leasing arrangement.

Net Profit

	Quarter ended September 30, 2014	Quarter Ended September 30, 2013	Change	% Change
Net Profit	90	106	(16)	(15)%
As a percentage of revenue	3%	4%

The decrease is on account of higher operating costs during the current fiscal year. We expect improvements in operating margins with a change in revenue mix and scaling.

Results of Six Months ended September 30, 2014 compared to Six Months ended September 30, 2013

Revenues

The growth in our revenues in fiscal 2014 from fiscal 2013 is given below

	Six Months ended September 30, 2014	Six Months ended September 30, 2013	Change	% Change
Revenues	6,123	5,133	990	19%

We have achieved a Revenue of ₹ 6,123 Million ($ 99.37 Million), an increase of ₹ 990 Million ($ 16.06 Million). The increase is primarily contributed by the Telecom Services, supported by growth in Technology Integrated Services, Cloud and Managed Services, Data Centre services.

The revenue by operating segments is as follows:

	Revenue		Percentage of revenue
	Six Months ended 2014	Six Months ended 2013	Six months ended	Six months ended	Growth
Telecom Services	4,172	3,484	68%	68%	20%
Data Centre Services	622	602	10%	12%	3%
Cloud and Managed Services	253	238	4%	5%	6%
Technology Integration Services	614	389	10%	8%	58%
Applications Integration Services	462	420	8%	8%	10%
Total	6,123	5,133	100%	100%	19%

Revenue from Telecom Services has increased by ₹ 688 Million ($11.2 Million) contributed by Data Services 498 Million ($ 8.1 Million) and ₹ 190 Million ($ 3.1 Million) from Voice Services. Revenue increase of ₹ 498 Million ($ 8.1 Million) from Data services was contributed by increase in recurring revenue by ₹ 389 Million ($ 6.3 Million), due to increase in number of customer links and also by increase in revenues from large Government Integration Project by ₹ 123 Million ($ 2 Million). This increase was offset by reduction of ₹ 14 Million in Retail services due to loss of subscribers and prevailing market condition. Revenue from voice services has increased by ₹ 190 Million ($ 3.1 Million) on account of higher volumes by 887 Million minutes, also offset by drop in realization.

Revenue from Data Centre Services has marginally increased by ₹ 20 Million on account of higher capacity utilization

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Revenue from Cloud and Managed Services has increased by ₹ 15 Million ($ 0.2 Million). This segment comprises of cloud services, domestic managed services and International managed services. The increase is primarily on account of increase in revenue from Cloud services by ₹ 37 Million ($ 0.6 Million) and by increase in International Managed Services by ₹ 7 Million ($ 0.1 Million). This was offset by decrease in Revenue from Domestic Managed Services by ₹ 29 Million ($ 0.5 Million).

Revenue from Technology Integration services has increased by ₹ 225 Million ($ 3.7 Million). The increase is primarily on account of increase in Systems Integration services by ₹ 210 Million ($ 3.4 Million) and a increase in Digital Certification services by ₹ 146 Million ($ 2.4 Million) and ₹ 2 Million ($ 0.04 Million) in the revenue of Security services. This increase is offset by a reduction in the current period by ₹ 133 Million ($2.2 Million) on account of reduced opportunity on Hardware relating to large project.

Revenue from Applications Integration Services has Increased by ₹ 42 Million ($ 0.7 Million). This increase is primarily on account of increase from application services by ₹ 51 Million ($ 0.8 Million) and an increase from New Businesses by ₹ 32 Million ($ 0.5 Million). This increase is offset by decrease of ₹ 29 Million ($ 0.5 Million) in E learning services and ₹ 12 Million ($ 0.19 Million) from Portal services due to decrease in engagement from customers.

Other income

The change in other income is as follows:

	Six months ended 2014	Six months ended 2013	Change	% Change

Other Income	40	21	19	90%

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

	Six months ended 2014	Six months ended 2013	Change	% Change
Telecom services	2,554	1,976	578	29%
Data Centre Services	336	297	39	13%
Cloud and Managed Services	87	95	-8
Technology Integration Services	498	373	125	34%
Applications Integration Services	233	194	39	20%
Total	3,708	2,935	773	26%

The cost of goods sold has increased by 26% on overall basis, the movement in COGS is explained in detail below:

	Six months ended 2014	Six months ended 2013	Change	% Change
Network Costs	2,173	1,681	492	29%
Revenue share	208	146	62	42%
Cost of goods sold	511	373	138	37%
Power costs	313	284	29	10%
Direct Resources costs	346	337	9	3%
Others	157	114	43	37%
Total	3,708	2,935	773	26%

Network cost comprises of cost of Bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Increase in Network costs is due to (i) ₹ 123 Million increase of Bandwidth costs incurred on account of capacity up gradation and newer links (ii) ₹ 369 Million of Inter connect charges due to the increase in the volume of International Long distance.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in Revenue share is on account increase in revenue from licensed services.

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The increase in cost of hardware and software is on account of higher number of System integration projects and related hardware opportunities.

Power costs comprises of electricity cost incurred for our data centers. Increase in the cost is on account of higher consumption from existing and new facilities.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services (ii) cost of billable resources associated with the e Learning and Infrastructure Managed services. The increase in direct resource costs is on account of higher recruits to support large project integration , part of network infrastructure delivery.

Other direct costs, comprises of Link implementation and maintenance charges for the Telecom services, Direct cost of Application services, digital certificate platform , content costs , subject matter experts for international business. The increase in Other Direct costs is due to increase in (i) ₹ 19 Million on account of increase in number of online assessment tests conducted during the period (ii) ₹ 12 Million in digital certificate services due to higher volumes, (iii) ₹ 3 Million on account of operating costs of cloud services.(iv) ₹ 4 Million in link implementation and maintenance charges and (v) ₹ 3 Million in content costs.

We are continuously in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

	Six months ended 2014	Six months ended 2013	Change	Change (%)
Operating Expenses	425	361	64	18%
Selling & Marketing Expenses	26	59	(33)
Associate Expenses	494	375	119	32%
Other Indirect Expenses	431	409	22	5%
Provision for doubtful debts and advances	100	90	10	11%
Forex (gain) / loss	(7)	15	(22)
Total	1,469	1,309	160	12%

Operating costs has increased by 18%, on account of higher implementation cost on network expansion for large projects.

Selling & Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers , incentive to salesmen and , marketing and promotion costs. Reduction in selling and marketing is on account of lower expenditure in the earlier period of the current year and continued to be lower on account of lower spend on advertising.

Associate expenses, consists of the annual cost of the employees who are part of the sales and marketing function, Business development, General management and support services. Associate expenses increased due to increase in recruitment of associates and pay revision.

Other indirect expense consist of cost of facilities , electricity charges incurred on facilities, travel cost , legal charges , professional charges, communication and others. Reduction in other indirect costs is on account of one time higher statutory levy (local body tax) incurred during the same period previous year incurred on account of goods movement for large project implementations.

Provision for doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. Increase in provision for doubtful debts is on account provisioning of certain doubtful Debtors on prudence.

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Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	Six months ended 2014	Six months ended 2013	Change	% Change
Depreciation and amortization	565	512	53	10%
As a percentage of carrying value	9%	8%

Increase in depreciation is on account of additional capitalisation of infrastructure pertaining to Rabale Data Center and field assets deployment for large projects. The increase is also on account of renewal of VPN License for an amount of ₹ 23 Millions ($ 0.3 Millions) and upgradation of the capacity of undersea cable for an amount of ₹ 23 Million ($ 0.3 Millions).

Profit from operating activities

	Six months ended 2014	Six months ended 2013	Change	% Change
Operating profit	420	398	22	6%
As a percentage of revenue	7%	8%

The operating profits continue to grow as against the previous fiscal on account of increasing revenues and cost optimization. We expect to operate at the current operating margin levels in the near future.

Finance income/expense

	Six months ended 2014	Six months ended 2013	Change	% Change
Finance Income	30	36	(6)	(17)%
Finance expense	(247)	(164)	(83)	(51)%
Net Finance income/(expense)	(217)	(128)	(89)	(69)%

The fall in finance income is due to lower income from bank deposits in the current fiscal year. The increase in finance expenses is due to additional borrowing during the period. The finance expense is expected to increase further on account of new leasing arrangement.

Net Profit

	Six months ended 2014	Six months ended 2013	Change	% Change
Net Profit	203	270	(67)	(25)%
As a percentage of revenue	3%	5%

The decrease is on account of higher operating costs during the current fiscal year. We expect improvements in operating margins with a change in revenue mix and scaling.

Liquidity and Capital Resources

The following table summarizes our statement of cash flows for the periods presented:

	Six months ended
Particulars	September 30, 2014	September 30, 2013	September 30, 2014 U.S Dollars
Profit after tax	203,408	269,886	3,301

Other adjustments for non-cash items	936,833	786,076	15,205
Income taxes (paid)/refund	(171,336)	112,799	(2,781)
Net decrease (increase) in working capital	(63,769)	67,972	(1,033)
Net cash from operating activities	905,136	1,236,733	14,692
Net cash used in investing activities	(668,399)	(599,369)	(10,848)
Net cash from financing activities	53,638	190,256	870
Effect of exchange rate changes on cash and cash equivalents	(871)	3,548	(14)
Net increase in cash and cash equivalents	289,504	831,168	4,700

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As of September 30, 2014 our current assets exceeded current liabilities by ₹ 906 million ($ 14.7 million). Based on the projected cash flow, including cash from operations and available lines of credit, we believe we will have sufficient resources to meet capital expenditure needs and working capital requirements over the course of the next 12 months.

We closed with a net cash position of ₹ 922 million ( $ 15 million ) as of September 30, 2014 as against ₹ 1,188 million as of Sep 30,2013. The decrease,when compared to the previous period, is primarily on account of increase in our working capital requirements and capital expenditure on expansion of operations. We intend to continue to focus on the reduction of our cash burn. During the first half of the current fiscal year, there was a steady inflow of cash on account increase in scale of business and improved regionalized collection mechanism.

This trend of steady inflow of cash from operations, is expected to be maintained during the second half of the fiscal year also. There has been an increase in the receivables position due to change in the business mix. This is due to exposure to large contracts, which are based on milestone accomplishments and are time bound. We are trying to bring in efficiency in the existing collection process, thereby keeping the average debtors outstanding days in check. There may be an additional cash requirement on account of large multi- location connectivity and System Integration projects. Both have longer gestation periods, requiring cash support from the existing operations.

Company currently has ₹ 1,200 million ($ 19.5 million) in the form of uncalled capital from the promoters and have undrawn facility of ₹ 200 million ($ 5.57 million) from the bankers.

Our principal sources of liquidity are cash flow that we generate from our operations and borrowings from banks. Our external sources of credit include facilities sanctioned to us by some of the Indian banks.  We have working capital facilities in the form of cash credit and overdraft facilities of ₹ 1,500 million ($24.4 million) and the same has been utilized to the extent of ₹ 1,300 million ($21.1 million) as on September 30, 2014.  Further, we have been provided with non-funded limits of ₹ 3,250 million ($52.8 million) (primarily in the form of bank guarantees and Letter of Credit) out of which ₹ 525 million ($ 8.5 million) remained unutilized as of September 30, 2014.  We believe that our cash and cash equivalents, short-term investments and working capital lines are sufficient to meet our present capital expenditure and working capital requirements for the next 12 months.  The private placement, consummated in October 2010, would provide up to ₹ 4,000 million ($ 64.9 million) from the promoter group, which can be drawn down as needed by the Company. Of the above, the Company has cumulatively drawn ₹ 2,800 million ($ 45.4 million) as of September 30, 2014.

We are taking steps to improve the cash position to meet our currently known requirements over the next twelve months. In the light of the highly dynamic nature of our business, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash balances held were ₹ 1,505 million ($24.4 million) and ₹ 1,613 million as of September 30, 2014 and September 30, 2013, respectively. These amounts include cash and cash equivalents and restricted cash.

Cash from operating activities for six months ended September 30, 2014 and 2013 was ₹905 million ($14.7 million) and ₹ 1,237 million respectively.There has been a reduction in cash generated from operations,when compared to the previous fiscal, on account of increase in the working capital requirements . There has been an increase in trade receivables by ₹ 951 million as against ₹ 813 million in the corresponding previous period due to increase in exposue on projects with long gestation period and deferred payment terms. The increase in inventories by ₹ 55 million as against a decrease of ₹ 94 million during the six months ending September 30,2013 is on account of purchases for a large scale Systems Integration Project. Other assets increased by ₹ 173 million for the half year ending Sep 30,2014 wherein there was a decrease in other assets of ₹ 225 million in the corresponding previous period. The increase in the current year is on account of increase in prepayments relating to bandwidth and Annual Maintenance Charges.

The above increase in current assets is partially offset by an increase in trade and other payables by ₹ 904 million ($14.7 million) as against ₹ 450 million in the corresponding previous period on account of larger engagements with OEMs and partners for fulling large project requirements which are in progress.Deferred revenue has increased by ₹ 196 million ($ 3.18 million) as against ₹ 100 million in the previous period. Deferred revenue comprises of unserviced future portion of customer billings and the increase in the current period is on account of increase in annuity business.

Cash used in investing activities for the six months ended September 30, 2014 is ₹668 million ($10.8 million) and cash from investing activities for the six months ended September 30, 2013 was ₹599 million. Cash outflows in investing activities are principally incurred for the field assets for implementation of large network integration project ,purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of ₹633 million ($10.27 million) and ₹ 638 million for the six months September 30, 2014 and 2013. Expenditure on intangibles was ₹ 68 million ($ 1.08 million) and ₹9 million for the six months ended September 30, 2014 and 2013 towards renewal of VPN license and upgradation of our Under sea cable capacity.

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The finance income earned during the six months ended September 30, 2014 amounted to ₹32 million ($ 0.6 million) and ₹ 47 million for the six months September 30, 2014 and 2013 .The higher income in the previous fiscal was on account of refund received from the tax authorities.

Cash flow from financing activities amounted to ₹ 54 million ($ 0.9 million) out of which ₹ 519 million ($ 8.4 million) was on account of incremental borrowings from NBFCs offset by payment of finance expenses to the tune of ₹ 254 million ($ 4.1 million) , repayment of lease liabilities of ₹ 51 million ($ 0.9 million) and payment of dividend of ₹ 160 million ($ 2.6 million) , including dividend distribution tax, during the six months ended September 30,2014.

Income Tax Matters

The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal year 2014, the corporate income tax rate is 30%, subject to a surcharge of 10% where the taxable total income exceeds ₹ 10 crores (5% of the taxable total income is less than ₹ 10 crores but exceeds ₹ 1 crore) and education cess of 2 % and 1% secondary and higher education cess, resulting in an effective tax rate of 33.99% (or 32.445%). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.

Until April 1, 2002, dividends declared, distributed or paid by an Indian corporation were subject to a dividend tax of 10.2%, including the applicable surcharge for fiscal 2002, of the total amount of the dividend declared, distributed or paid. This tax is not paid by shareholders nor is it a withholding requirement, but rather it is a direct tax payable by the corporation before distribution of a dividend. Effective April 1, 2002, Indian companies were no longer to be taxed on declared dividends. The Finance Act, 2003 proposed that after April 1, 2003, dividend income will be exempt from tax for shareholders and those domestic companies will be liable to pay a dividend distribution tax at the rate of 12.5% plus a surcharge and education cess at the time of the distribution. The Finance Act 2013 has increased the rate of dividend distribution tax to 15% plus applicable surcharge and education cess resulting in an effective rate of 16.995%.The Finance Act ,2014 brought about an amendment to the provisions of dividend distribution tax whereby for the purposes of determining the tax on distributed profits , the dividend tax is to be grossed up with the net dividend to be distributed and the dividend distribution tax amount is to be determined on the mentioned grossed up amount thereby resulting in an higher effective rate.

Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as of September 30, 2014:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	754,537	-	518,261	236,276	-
Short term borrowings	1,261,066	1,261,066	-	-
Finance lease obligations	1,365,062	507,466	855,044	2,552	-
Non-cancellable operating lease obligations	1,629,984	126,733	260,893	288,821	953,537
Purchase obligations	388,667	388,667	-	-	-

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Item 5. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 38 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2014.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

(ii)	IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. The effective date for IFRS 9 is annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The standard was further amended in November 2013 to introduce new hedge accounting model with a choice to continue with hedge accounting under IAS 39. This amendment has removed the earlier mandatory effective date of January 1, 2018, though earlier application of standard is permitted. The effective date will be announced when the impairment provisions and limited revisions to measurement and recognition principles are finalised. The company will not be adopting the standard until the mandatory effective date is announced and any impact on consolidated financial statements will be assessed at such date in the future.

(ii) IFRS 15 Revenue from Contract from Customers: In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The Company will not adopt the standard until the mandatory effective date is announced and any impact on consolidated financial statements would be assessed at such date in the future.

Critical accounting policies

The accounting policies applied by the group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2014 except as disclosed in Note 3.c in unaudited condensed consolidated interim financial statements included with this Report. The changes did not have any material impact on the Company.

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Item 4. Controls and Procedures

Disclosure Controls and Procedures

As of September 30, 2014, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2014, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the period ended September 30, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 35 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2014.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2014.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

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Item 5. Other Information

None.

Item 6. Exhibits

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:October 23, 2014

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

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